UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant’s name into English)

Room 1802, Block D, Zhonghai International Center,

Hi- Tech Zone, Chengdu, Sichuan Province, PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Regained Compliance with Nasdaq Listing Rule 5250(c)(1)

As previously disclosed in the Report on Form 6-K furnished to the Securities and Exchange Commission (the “Commission”) on January 14, 2026, the Company received notification from the Listing Qualifications Department (the “Nasdaq Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) that the Company was not in compliance with the periodic filing requirement set forth in Nasdaq Listing Rule 5250(c)(1) (the “Rule”), because the Company had not yet filed a Form 6-K containing an interim balance sheet and income statement as of the end of its second quarter for its fiscal half year ended June 30, 2025 (the “2025 Interim Report”).

On February 13, 2026, the Company filed the 2025 Interim Report on a Form 6-K furnished to the Commission, and issued a press release entitled “Antelope Enterprise Announced First Half of 2025 Financial Results.”

On March 9, 2026, the Company received a letter from Nasdaq Staff stating that, based on the Company’s filing of the 2025 Interim Report, the Nasdaq Staff has determined that the Company complies with the Rule. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5250(c)(1).

A press release announcing the regained compliance is attached as Exhibit 99.1 to this Report on Form 6-K.

Exhibits

Exhibit Number	Exhibit Description

99.1	Press Release, dated March 11, 2026

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2026	ANTELOPE ENTERPRISE HOLDINGS LTD.

	By:	/s/ Tingting Zhang
Tingting Zhang
Chief Executive Officer

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